Exhibit 4.147

EXECUTION COPY

[***] Represents material which has been redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 4.147

Letter Agreement
for the
Join Development, Financing, Construction, Operation and Maintenance
of Crump Geothermal Power Project by
Ormat Nevada Inc. and Nevada Geothermal Power Inc.

Intending to be legally bound, each of Ormat Nevada Inc. ("Ormat") and Nevada Geothermal Power Inc. ("NGP") hereby represent, warrant, and agree as follows:

1. Background:

Ormat and NGP shall, subject to and on the basis of the terms and conditions outlined herein, make an equity investment in a special purpose, bankruptcy remote entity to be known as "Crump Geothermal Company LLC" ("CGC"), in order to jointly develop, finance, construct, own, operate and maintain through CGC one or more geothermal power plants sited on, and using the geothermal resource available from, what is currently NGP property in the area known as the "Crump Geyser Area" located in Warner Valley, Lake County, Oregon (the "Project").  Each of Ormat and NGP are sometimes also referred to herein as a "Party" and collectively, as the "Parties."

The Parties shall use their commercially reasonable efforts to conclude documentation for, and consummate the transactions contemplated herein in order to (i) start construction of the first power plant of the Project at a size of up to 30MW  in 2010 and complete such construction in 2013, to qualify for the Treasury Cash Grant under Section 1603 of the American Recovery and Reinvestment Act; and (ii) apply for a Department of Energy loan guarantee under Section 1705 of the American Recovery and Reinvestment Act ("ARRA")

Unless otherwise defined in the body of this letter agreement (this "Letter Agreement") certain defined terms used herein have the meanings set forth in Schedule I hereto.

2. The Project Company:

CGC will be established at or immediately prior to Closing as a special purpose bankruptcy remote limited liability company (with customary bankruptcy protections) solely for the purpose of exploring, developing, permitting, drilling, constructing, owning and operating one or more geothermal power plants (with all associated production and injection wells, pipes and gathering facilities) utilizing the geothermal resource identified in the relevant property.

Prior to, or concurrent with, the Closing, NGP will transfer, convey and assign to CGC (the "NGP Contribution") all of its rights, title and interest in and to the Crump Geyser Area, including, without limitation, any real property rights (whether owned in fee, as lessee under ground leases, geothermal leases (BLM or private), rights of way, easements, or otherwise), any field studies, surveys, seismic information, drilling results, reservoir reports, and all other geological, geophysical, or other technical and engineering data and information, any permits, and any other personal property assets pertaining to the Crump Geyser Area and the Project, including the DOE Grant [1].  Other than liabilities directly associated with the real property interests or under any relevant permit, no liabilities will be transferred by NGP to CGC unless previously agreed to in writing by Ormat.  NGP shall use its commercially reasonable efforts to obtain the consent of the lessors under the geothermal leases to (i)  an amendment thereto to address the issues identified in Schedule II attached hereto, and (ii) a transfer of the geothermal leases to CGC as lessee.

From Closing, CGC shall initially be owned by NGP and Ormat in equal proportions:  NGP 50% and Ormat 50%.

Ormat shall be the managing member of CGC and, for purposes of United States federal income tax, the “Tax Matters Partner” of CGC.  CGC will make a "59(e) election" in respect of all intangible drilling and development costs.  CGC's tax, fiscal, and operational year shall be the calender year (January 1 to December 31).

3. Ormat Acquisition Payment:

As consideration for the NGP Contribution, Ormat will pay NGP $2.5 million (the "Acquisition Payment"), in the installments and at the times set forth below:

At Closing                                             $100,000

1st year anniversary of Closing         $200,000

2nd year anniversary of Closing        $500,000

3rd year anniversary of Closing or, if earlier, the Commercial Operations Date and receipt of the Treasury Cash Grant under

[1] Parties may decide to forego transferring the DOE Grant to CGC if timing will be negatively impacted.

the ARRA                                                $1,700,000

To the extent that, as part of any dilution calculation effected in accordance with the Dilution Mechanism provision of Section 6 below, NGP is given credit for any installment of the Acquisition Payment, such credit shall be deemed to satisfy Ormat's payment obligation pro tanto and Ormat shall have no further obligation or liability on account of that installment of the Acquisition Payment.

4. Development Phase; Development Funding:

Ormat will fund 100% of all relevant activities of CGC during the Development Phase, including without limitation, development, permitting, drilling, procurement and any related expenditures incurred by CGC, up to an aggregate maximum amount of $15 million (the "Development Phase Funding").

Ormat shall use its commercially reasonable efforts to conclude the Development Phase within 15 months from Closing in accordance with the following schedule:

*  One development well shall be completed on or before December 31, 2010;

*  A minimum of $7,500,000 shall be expended on or before December 31, 2011; and

*  The balance of the Development Phase Funding shall be expended on or before February 28, 2012.

At Ormat’s election, and subject to (i) compliance with applicable laws and regulations, (ii) any in-kind contribution being of competitive pricing based on similar technical performance specification as available from an arms-length third-party provider, Ormat may fund Development Phase expenditures in cash or in-kind (for example, by contributing drilling and related exploration services, including, without limitation, by providing an Ormat owned drilling rig), or in any combination of the foregoing.  If Ormat elects to fund Development Phase expenditures in-kind by contributing drilling rig and related services, the rates set forth in Schedule III hereto shall apply and be in effect for a period of 12 months from the date of this Letter Agreement, and thereafter subject to adjustment by agreement of the Parties.  In-kind contributions with a value in excess of $2,500,000 shall be subject to Management Committee approval.  For greater certainty with respect to the value attributable to any in-kind funding, if Ormat elects to fund all or any portion of the Development Phase expenditures in-kind, it will first provide NGP with valuations of such in-kind contributions.  If NGP does not agree with the valuations provided by Ormat, acting reasonably, the Parties will refer the matter for resolution in accordance with the dispute resolution provisions outlined herein.  No valuation shall be required if the Management Committee has otherwise approved the in-kind contribution or if the in-kind contribution consists of an Ormat drilling rig and related services that are provided at the rates set forth in Schedule III.

Ormat may terminate this Letter Agreement and its obligations hereunder by delivering a No-Go Decision to NGP.  Upon such delivery, Ormat shall promptly transfer its 50% ownership interest in CGC to NGP, free and clear of any Liens other than Development Phase Permitted Liens, at no cost to NGP.

NGP may terminate this Letter Agreement by providing written notice of termination to Ormat in the event that (i) Ormat fails to pay any installment of the Acquisition Payment when due (unless such payment obligation has been satisfied by means of a credit as part of any dilution under Section 6 hereof)  and such failure continues for a period of three (3) days after written notice from NGP, or (ii) Ormat fails to satisfy any of the Development Phase Funding commitments described above after written notice from NGP and the passage of a sixty(60) day cure period (provided that such cure period shall be extended for so long as Ormat has commenced curing within such 60-day period and is diligently and in good faith pursuing such cure).  Upon such termination by NGP, Ormat shall promptly transfer its 50% ownership interest in CGC to NGP, free and clear of any Liens other than Development Phase Permitted Liens, at no cost to NGP.

5. Funding for Construction Phase and Operations Phase:

During each of the Construction Phase and Operation Phase, the Parties will fund all relevant activities, including without limitation, development, permitting, drilling, procurement, construction, finance, and operation and maintenance costs and expenses of CGC in accordance with their respective pro-rata ownership interest.  The Parties will have 30 days from the approval of the budget or, if such budget is to be funded by means of a periodic capital call, 15 days after each capital call, (in each case, the “Funding Window”) to provide their respective pro-rata share of the budget (or such capital call).  Should the budget for a particular work phase be exceeded, both parties will be required to provide additional funding to CGC pro-rata to their ownership interest.

CGC shall endeavor to obtain long-term financing for funding at the Commercial Operations Date, if available on commercially reasonable terms.

If either Party does not have the necessary funds to make its pro-rata payment of ongoing development, permitting, drilling, procurement, construction, finance, operation and maintenance costs and expenses, the other Party shall have the right, but not the obligation, exercisable in its sole discretion, to increase its ownership interest in CGC by making such payment, and the non-

funding Party shall have its ownership interest decreased on a corresponding basis, in accordance with the Dilution Mechanism (defined below).  Each Party shall grant the other Party a first priority perfected security interest over its ownership interest in CGC to secure its funding performance obligations and any resulting dilution that may be required.  Each Party agrees to use its reasonable commercial efforts to reach customary arrangements with the other Party’s third-party project finance (or other) lenders with respect to its security interest over the financing Party’s ownership interest.

At Ormat’s election, and subject to (i) compliance with applicable laws and regulations, (ii) any in-kind contribution being of competitive pricing based on similar technical performance specification as available from an arms-length third-party provider, Ormat may fund any Construction Phase or Operations Phase expenditures in cash or in-kind (for example, by contributing drilling and related exploration services, including, without limitation, by providing an Ormat owned drilling rig), or in any combination of the foregoing.  If Ormat elects to fund any Construction Phase or Operations Phase expenditures in-kind by contributing drilling rig and related services, the rates set forth in Schedule III hereto shall apply and be in effect for a period of 12 months from the date of this Letter Agreement, and thereafter subject to adjustment by agreement of the Parties.  In-kind contributions with a value in excess of $2,500,000 shall be subject to Management Committee approval.  For greater certainty with respect to the value attributable to any in-kind funding, if Ormat elects to fund all or any portion of the Construction Phase or Operations Phase expenditures in-kind, it will first provide NGP with valuations of such in-kind contributions.  If NGP does not agree with the valuations provided by Ormat, acting reasonably, the Parties will refer the matter for resolution in accordance with the dispute resolution provisions outlined herein.  No valuation shall be required if the Management Committee has otherwise approved the in-kind contribution or if the in-kind contribution consists of an Ormat drilling rig and related services that are provided at the rates set forth in Schedule III.

6. Dilution Mechanism:

In the event that (i) a Party (the “Defaulting Party”) fails to make its pro-rata payment of the approved budget (or budget cost overrun) or any capital call within the Funding Window, and (ii) the other Party (the “Non-Defaulting Party”) makes such payment (in its sole discretion), the ownership interest of the Parties in CGC shall be adjusted such that each Party’s ownership interest shall equal a percentage expressed as a fraction of (A) divided by (B), where:

(A) is equal to a Party’s aggregate investment in, and deemed or in-kind contribution to, CGC up to the date of calculation, and

(B) is equal to the sum of both Parties’ aggregate investment in, and deemed or in-kind contribution to, CGC up to the date of calculation (collectively, the “Dilution Mechanism”).

Solely for purposes of calculating the Dilution Mechanism as of the end of the Development Phase only, each Party's aggregate investment in, and deemed or in-kind contribution to, CGC shall be deemed equal to and valued at $11 million.  If any dilution is effected at any time while an Acquisition Payment installment has not been made by Ormat because such installment is not yet due, NGP shall receive a credit in calculating its aggregate investment in CGC equal to all of the then remaining outstanding Acquisition Payment installments (and such credit shall satisfy Ormat's Acquisition Payment obligation pro tanto).  For the avoidance of doubt, no dilution shall be effected during the Development Phase.

In the event that NGP's ownership interest has been diluted in accordance with this Section, NGP shall have the right, up to the Commercial Operations Date, after any dilution occurrence, to buy-back its lost ownership interest and thereby restore its position up to a 50% ownership interest, by paying to Ormat an amount equal to the sum of (i) the defaulted pro-rata payment, plus (ii) interest thereon, calculated at an annual rate of [***]%, based on a year of 360 days and twelve 30-day months.

Notwithstanding the foregoing, in no event shall NGP's ownership interest in CGC (reflecting its ownership interest in the up to 30MW Project) be diluted as a result of the Dilution Mechanism or otherwise, below twenty percent (20%) (the "Floor Protection").

If the Parties elect to construct an expansion of, an additional phase to, or a new power plant within the Project, with the intention of increasing the aggregate generation capacity of the Project above 30MW (such additional generation, the "Additional MWs"), each Party shall bear 50% of the costs associated therewith, and the Dilution Mechanism shall apply thereto; provided that NGP shall not enjoy the Floor Protection with respect to its ownership interest as it relates to the Additional MWs, and provided, further, that notwithstanding any dilution in respect of its ownership interest in respect of the first 30 MWs, so long as a Party funds its pro-rata share of expenses associated with the Additional MWs, it shall be entitled to restore its ownership position in respect of the Additional MWs up to 50%.

If it becomes necessary to more accurately reflect the Parties' respective ownership and economic rights in and to the Additional MWs, the Parties may elect to structure the Additional MWs through a separate project entity and each Party hereby agrees to cooperate with the other and take such further steps as may be necessary to give effect to the provisions of this Letter Agreement.
7. NGP Borrowing Option:

During the Construction Phase, in case NGP is unable to provide its pro rata share of Construction Phase expenditures required under any approved budget or capital call, NGP shall have the right to receive interim bridge financing from Ormat for all or a portion of NGP’s share of such costs up to a total of $15 million, in two separate tranches of $7.5 million each (the "First Tranche" and "Second Tranche," respectively).

Ormat's bridge financing shall be on such terms and conditions as the Parties shall agree on, which shall include, without limitation, the following minimum terms: (i) a first priority perfected security interest over NGP's equity interest in CGC (and all rights, title and interest in to and under such equity interest); (ii) an appropriate "accounts" structure and first priority perfected security interest over all Cash Available for Distribution that is distributable, allocated or actually distributed to NGP, (iii) a first priority perfected security interest over any other rights, title and interest in and to CGC and the Project that NGP may have (e.g., insurance and condemnation proceeds); (iv) an annual interest rate of not less than [***]% for the First Tranche and [***]% for the Second Tranche, and (v) a final maturity of the earlier of (x) CGC obtaining third party non-recourse or limited recourse financing and (y) subject to the last sentence of the succeeding paragraph with respect to the Treasury Cash Grant under Section 1603, the Commercial Operations Date.

Ormat's bridge financing shall be mandatorily prepaid by NGP using (i) 100% of any funds representing NGP's share from Project specific grants under current or future programs implemented by a governmental authority to encourage the development of renewable energy projects, including, without limitation, Treasury Cash Grants under Section 1603 of the ARRA, assuming the Project is eligible, has applied for, and has received any such grants or programs, and (ii) 100% of any funds allocable to NGP from any third party funds raised by CGC.  Ormat's bridge financing shall in any event be mandatorily prepaid on the later of (i) the Commercial Operations Date and (ii) only in the case of a Treasury Cash Grant under Section 1603, and with respect to that portion of the prepayment amount constituting funds from such grant, 90 days from the Commercial Operations Date.

NGP shall have a three (3) day cure period for any defaulted payment, including payments due on the final maturity date.

8. Equipment Supply; EPC:	Ormat will supply, and NGP agrees that CGC will utilize, Ormat equipment for the Project. In addition, NGP agrees and undertakes to vote its ownership interest and Management

Committee vote accordingly, so that Ormat shall serve as the Engineering, Procurement and Construction (“EPC”) contractor for the Project.

The EPC Contract price shall be based on the rates provided by Ormat to NGP in the EPC contract for NGP's Faulkner 1 Project, adjusted to take into account (i) inflation, and (ii) the design specifications and other technical characteristics of the Project.  By way of example and without limiting the foregoing, if the Project has a higher temperature resource than Faulkner 1, the EPC rates shall reflect a reduction from the Faulkner 1 EPC rates, and if the Project has a lower temperature resource than Faulkner 1, the EPC rates shall reflect an increase from the Faulkner 1 EPC rates.

The Parties agree to early release the EPC supply in an amount of up to 5% of the expected Project cost in order to qualify for the "start of construction test" for purposes of the Treasury Cash Grant under the ARRA.

The EPC Contract shall be Davis-Bacon compliant, if necessary.  For the avoidance of doubt, there shall be no price adjustment (upward or downward) to the EPC Contract rates or overall price, regardless of any changes required in order to be Davis-Bacon compliant.

9. Developer; Operator:

Ormat shall be responsible for and shall lead all Development Phase activities.  Ormat shall provide the Management Committee with periodic progress reports (as frequently as monthly if merited) during the Development Phase.  Ormat shall also be the Operator and project manager for the Project, with responsibility and authority for all day to day management and operations of the Project, subject to the oversight responsibility of the Management Committee.

Notwithstanding the foregoing, Ormat shall consult with NGP on a monthly basis to the extent practical and shall seek to utilize NGP's available resources and talents in relation to geological and drilling matters, permitting, financing, and PPA contracting where necessary to complement Ormat's services.

Any development services provided by Ormat or NGP to CGC shall be billed to CGC at the rates set forth in Schedule III hereto (which shall be in effect for 12 months from the date of this Letter Agreement and thereafter subject to adjustment by agreement of the Parties).  The O&M fee for serving as an Operator shall be comprised of a fixed fee and a cost plus fee, escalated on the basis of annual CPI.

10. Management Oversight:	A management committee (the “Management Committee”) comprising two representatives from each Party shall have oversight responsibility for the following:

(i) reviewing and approving annual budgets for the Project during the Operations Phase as proposed by the Operator;

(ii) reviewing and approving a development plan for any expansion of, or additional phases for, the Project;

(iii) receiving and reviewing quarterly financial reports prepared by the Operator containing an income statement, balance sheet and cash flow statement prepared in accordance with US GAAP, subject to customary year-end adjustments and the absence of footnote disclosures (in addition, NGP will receive monthly trial balances);

(iv) reviewing and approving the EPC Contract for the Project (and any expansion or additional phase of the Project);

(v) reviewing and approving power purchase agreements, and reviewing other material project agreements;

(vi) overseeing long-term project financing by CGC;

(vii)  reviewing and/or preparing informal progress updates for the Parties; and

(viii) establishing such other protocols and procedures necessary from time to time to implement the transactions contemplated herein.

The Management Committee shall also be authorized to make a recommendation to the Parties to replace the Operator for any reason permitting such replacement under the terms of the O&M Agreement and, during the period prior to execution of an O&M Agreement, if the Operator has been grossly negligent, or has acted in bad faith, or engaged in willful misconduct.

The Management Committee shall meet on a monthly basis during the Development Phase and the Construction Phase, and quarterly thereafter (or more frequently if necessary) to conduct its necessary activities.  Management Committee decisions shall be made on the basis of voting reflecting the ownership ratios.  Simple majority will be required for all decisions other than (x) transactions with any affiliate of either Party, which shall require a super-majority vote of 75%, (y) any merger, consolidation, sale, lease, transfer or other disposition of all or substantially all of the assets of CGC (in one or a series of transactions), and (z) a bankruptcy filing or any other liquidation or analogous proceeding by or relating to CGC, which shall require unanimous approval.

11. Deadlocks:

If the authorized representatives participating in a meeting of the Management Committee are unable to reach agreement on a matter put to vote (a "Deadlock"), the Parties shall attempt to resolve such Deadlock through negotiations of the Authorized Representatives.  If such Deadlock is not resolved within five (5) Business Days, the Deadlock shall be referred to a panel consisting of a senior executive  of each Party with the authority to resolve the matter causing such Deadlock.  Such panel shall convene within five (5) Business Days after the expiration of the aforementioned five (5)-Business Day period and the members of such panel shall attempt in good faith to promptly resolve such Deadlock.  If a Deadlock arises regarding the approval of the amount of an annual operating budget and such Deadlock is not resolved within fifteen (15) days after the panel of senior executives has convened, then the operating budget in question shall be deemed to have been approved at an amount equal to one hundred and ten percent (110%) (adjusted for inflation) of the amount of the preceding year's operating budget (or then effective operating budget, if higher), and such operating budget (as so deemed approved) shall remain in effect for the earlier of one (1) year and the time when a new operating budget is adopted by the Management Committee.  If a deadlock occurs with respect to any proposed major capital expenditure for improvement or maintenance of the Project and the Parties are unable to achieve a resolution of such Deadlock within ninety (90) days after the panel of senior executives has convened, then the non-consenting Party will be subject to dilution.

12. Expansions:

Either Party may propose to the Management Committee that CGC undertake an expansion of the Project (an "Expansion Proposal" and "Expansion", respectively).  If a Deadlock occurs and the Parties are unable to agree on an Expansion Proposal within sixty (60) days after the panel of senior executives has convened, then, so long as the Expansion Conditions (as defined below) are met, the following procedures will apply:

(i) the Parties shall structure the Expansion through a separate project entity;

(ii) the Proposing Party shall be the Operator and project manager for the Expansion and the separate project entity; and

(iii) any dilution in respect of the Expansion under the Dilution Mechanism shall apply only to a Party's interest in and to the Expansion and the separate project entity (and not to its entire ownership interest in CGC).

For purposes of this Section 12, the "Expansion Conditions" are:

(x) delivery by the Proposing Party to the other Party of a satisfactory report from an independent reputable geothermal resource consultant to the effect that the Expansion's utilization of CGC's geothermal resource will not adversely impact the performance and operation of the existing Project at a level consistent with CGC's original projections;

(y) if required, receipt of consents from any third-party lenders to CGC; and

(z) if NGP is the Proposing Party, NGP's then ownership interest in CGC shall be not less than 50%, and the Ormat bridge financing shall have been irrevocably paid in full in cash.

13. Change of Control Call Option:

If a Party experiences a Change of Control (as defined below) ("Party X"), the other Party ("Party Y") shall be entitled to exercise a call option (the "Change of Control Call Option") to acquire all of the ownership interests in CGC held by Party X, at a price (the "Change of Control Call Option Price") determined and calculated as follows:

(A) If the Change of Control occurs prior to (i) the Commercial Operations Date, and (ii) CGC's receipt of a geothermal resource report from a reputable independent consultant confirming the adequacy and sufficiency of the geothermal resource based on the parallel flow testing of three production wells and observation of the resource behavior on that basis, and (iii) CGC entering into a long-term power purchase agreement for the Project (the requirements in the preceding clauses (ii) and (iii) referred to collectively as the "Change of Control Call Option Price Factors"), then the Change of Control Call Option Price shall be equal to the sum of (1) $12.5 million minus any paid installments of the Acquisition Payment, plus (2) interest on the resulting amount of clause (1), calculated at an annual rate of [***]% based on a year of 360 days and twelve 30 day months.

(B) If the Change of Control occurs (i) prior to the Commercial Operations Date, but (ii) after the occurrence of the Change of Control Call Option Price Factors, then the Change of Control Call Option Price shall be equal to the value of Party X's pro-rata ownership share of the fair market value of CGC, which shall be determined on the basis of a Discounted Cash Flow calculation, based on the parameters outlined in Schedule IV hereto.

(C) If the Change of Control occurs after the Commercial Operations Date, the Change of Control Call Option Price shall be equal to Party X's pro-rata ownership share of the then current fair market value of CGC, which shall be determined by a qualified independent valuator that is acceptable to both Parties.

The Change of Control Call Option shall be exercised by Party Y by delivering written notice to Party X no later than 30 days following the Change of Control and shall be consummated by the

Parties within 30 days following Party Y's notice.

In the event that the Change of Control occurs after the Commercial Operations Date, and Party Y elects to exercise the Change of Control Call Option, then Party X shall have the right, exercisable prior to consummation of the Change of Control Call Option, to make an all-cash only offer to purchase all of the ownership interest in CGC held by Party Y at a price that is not less than a 15 % premium over the applicable Change of Control Call Option Price and upon payment terms that are described in a written offer to Party Y (the “Purchase Offer”).  Upon receipt of the Purchase Offer, Party Y shall have the right, exercisable within 30 days after receipt of the Purchase Offer, to either: (i) accept the Purchase Offer and proceed to consummate the sale transaction; or (ii) deliver notice in writing to Party X that Party Y shall purchase all of the ownership interest in CGC held by Party X on terms identical to the Purchase Offer (the "Buy-out Notice").  Upon delivery of a Buy-out Notice, Party Y shall be bound to consummate the acquisition of all of the ownership interest in CGC held by Party X in accordance with the terms of the Buy-out Notice.

For purposes of this Section, "Change of Control" means any one or a combination of the following: (i) if any person or related persons constituting a group (other than, in the case of Ormat, the persons owning voting common stock of Ormat as of the date hereof), become the beneficial owners, directly or indirectly, of more than 50% of NGP’s or Ormat’s voting stock, as the case may be; (ii) the acquisition, after the date hereof, by any person or related persons constituting a group, of (1) the power to elect, appoint or cause the election or appointment of at least a majority of the members of the board of directors of NGP or Ormat, as the case may be, through beneficial ownership of the capital stock of NGP or Ormat, as the case may be, or otherwise, or (2) all or substantially all of the properties and assets of NGP or Ormat, as the case may be; (iii) the sale, lease, transfer, conveyance or other disposition (including, without limitation, by way of merger or consolidation) in one or a series of related transactions, of all or substantially all of the assets of NGP or Ormat, as the case may be; and (iv) the adoption of a plan relating to NGP’s, or Ormat’s, as the case may be, liquidation or dissolution.

For purposes of the above definition of Change of Control: The term “person” shall have the meaning used in Section 13(d) and Section 14(d)(2) of the United States Securities Exchange Act of 1934 as in effect on the date hereof (the “Exchange Act”).  The term “group” shall have the meaning used in Rule 13d-5 under the Exchange Act.  The term “beneficial owner” shall have the meaning used in Rule 13d-3 under the Exchange Act.

References in this definition involving the capital stock of any

Party shall be deemed to be made on the assumption that all convertible securities of such Party then outstanding and all convertible securities of such Party issuable upon the exercise of any warrants, options and other rights outstanding at such time were converted at such time and that all options, warrants and similar rights to acquire shares of capital stock of such Party were exercised at such time.

14. Assignment Restrictions:

Neither Party may assign its rights and interests under this Letter Agreement to a third party without the consent of the other Party which is not to be unreasonably withheld.  Notwithstanding the foregoing, (i) either Party may assign its rights and interests hereunder to a wholly-owned affiliate without prior written consent of the other Party, and (ii) either Party may grant a security interest over its rights and interests hereunder in favor of lenders.  Each Party agrees to use its reasonable commercial efforts to reach customary arrangements with the other Party’s third-party project finance (or other) lenders with respect to any proposed financing by a Party.

15. Ownership Transfers:

Any proposed sale, transfer or other disposition of a Party’s ownership interest in CGC (whether directly or indirectly and including by means of any merger, consolidation, reorganization or otherwise) (such Party, the "Selling Party") shall be subject to the two-step procedure set forth in this Section (the "Ownership Transfer ROFO" and "Ownership Transfer ROFR", respectively).

First Step - Ownership Transfer ROFO

Prior to offering its ownership interest to any third party, the Selling Party shall first give notice (the "Offer Notice") to the other Party specifying the price (the "Specified Price")  and other terms (the "Specified Terms") at and on which the Selling Party is willing to sell its ownership interest.

The non-transferring party shall have the right, for a period of 30 days after receipt of an Offer Notice, to inform the Selling Party in writing of its election to purchase the Selling Party's ownership interest at the Specified Price and on the Specified Terms set forth in the Offer Notice (such notice, the "ROFO Acceptance Notice").  Any ROFO Acceptance Notice, if given, shall be irrevocable.

The Parties shall consummate the sale and transfer of the ownership interest no later than 60 days following the delivery of the ROFO Acceptance Notice.

If the non-transferring Party does not deliver a ROFO Acceptance Notice, the Selling Party shall be free to offer its ownership interest for sale and transfer to third parties, subject to the right of first refusal described below.

Second Step - Ownership Transfer ROFR

Prior to closing any proposed sale, transfer or other disposition of its ownership interest with a third party, the Selling Party shall first give notice (the "ROFR Notice") to the other Party specifying the price (the "ROFR Specified Price") and other terms (the "ROFR Specified Terms") at and on which the Selling Party is willing to sell its ownership interest to the third party.

The non-transferring party shall have the right, for a period of 30 days after receipt of a ROFR Notice, to inform the Selling Party in writing of its election to purchase the Selling Party's ownership interest at the ROFR Specified Price and on the ROFR Specified Terms set forth in the ROFR Notice (such notice, the "ROFR Acceptance Notice").  Any ROFO Acceptance Notice, if given, shall be irrevocable.

The Parties shall consummate the sale and transfer of the ownership interest no later than 60 days following the delivery of the ROFR Acceptance Notice.

 If the non-transferring Party does not deliver a ROFR Acceptance Notice, the Selling Party shall be free to consummate a sale transaction with the proposed third party purchaser on the terms and conditions set forth in its notice to the non-transferring Party.  Any change in such terms and conditions shall trigger the Ownership Transfer ROFR and the time periods provided herein in respect thereof.

Transfers to wholly-owned affiliates shall not be subject to the Ownership Transfer ROFO or the Ownership Transfer ROFR.  An assignment by way of security to lenders shall not be subject to the Ownership Transfer ROFO or the Ownership Transfer ROFR, but an exercise by the lenders of their rights to sell the encumbered ownership interest to a third party shall trigger both the Ownership Transfer ROFO and the Ownership Transfer ROFR.

16. Confidentiality; Public Announcements:

Both Parties agree to not disclose any information regarding the existence of discussions between them, this Letter Agreement (including its existence) and the transactions contemplated herein, or, during the terms of CGC and the Project, their business relationship, unless such disclosure is (i) to its shareholders and affiliates, and its and their directors, officers, employees, agents, advisors or other representatives (collectively "Representatives") who are advised of the confidential nature of such items, or (ii) required (in the sole discretion of the disclosing Party) by law (including, without limitation, securities laws and the rules and regulations of any stock exchange on which securities of a Party or any of its affiliates are listed) or (iii) mutually agreed to by the

Parties.  Each Party shall be responsible for any breach of the confidentiality obligation hereunder by its Representatives.  The Parties agree that a breach of this confidentiality obligation will cause irreparable harm and the non-defaulting Party shall be entitled to specific performance of such obligation, without any showing of actual damages or the posting of bond.

No press release or other public announcement of any sort and in any media concerning this Letter Agreement (including its existence) and the transactions contemplated herein, or concerning any agreement or document contemplated herein or therein, will be issued by either Party without the prior written consent of the other Party, which consent shall not be unreasonably refused, except as such press release or public announcement may be required by applicable law, including without limitation securities laws and the rules and regulations of any stock exchange on which securities of a Party or any of its affiliates are traded.  Each Party shall, to the extent practical, provide any press release or other public announcement to the other for review and comment and, if appropriate, the Parties shall endeavor to issue joint press releases.

17. Governing Law:

This Letter Agreement and any other definitive legal documentation for the transactions contemplated by this Letter Agreement shall be governed by the laws of the State of New York (without regard to conflict of laws principles that might otherwise apply the laws of any other jurisdiction), except that the limited liability company agreement of CGC will be governed by the laws of the state of Delaware (without regard to conflict of laws principles that might otherwise apply the laws of any other jurisdiction) and any real estate documents shall be governed by the laws of the relevant jurisdiction.

Each Party represents, warrants and covenants that the provisions of this Letter Agreement constitute valid legal  and binding obligations of such Party, enforceable against it in accordance with their terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws, or by general principles of equity, whether considered in a proceeding in equity or at law).

Each Party irrevocably submits to the non-exclusive jurisdiction of the United States federal courts located in, and the local courts of, the borough of Manhattan, New York, State of New York, and any appellate court therefrom.  Each Party hereby waives any right to trial by jury in connection with, or as a result of, any matter referred to in this Letter Agreement.

18. Dispute Resolution:	This Letter Agreement, and any other definitive legal documents for the transactions contemplated by this Letter Agreement between the Parties shall be subject to, and include, the following dispute resolution provision:

Any dispute, controversy or claim arising under or relating to this Letter Agreement and any of the definitive legal agreements governing the transactions contemplated herein, or the breach, termination or validity thereof (a “Dispute”), which cannot be resolved by the Parties through negotiation by the Parties’ Management Committee representatives within ten (10) days of written referral thereto by a Party shall be referred to a panel consisting of a senior executive of each Party, with authority to decide or resolve the matter in dispute, for review and resolution.  Such senior executives shall meet and in good faith attempt to resolve the Dispute within twenty-five (25) business days after delivery of written notice of the Dispute by one Party to the other Party.

If the Parties fail for any reason to resolve the Dispute as provided in the preceding paragraph (subject to any mutually agreed time extension), the Parties agree to arbitrate the Dispute using the following procedures:

At the request of either Party upon written notice to that effect to the other Party (a “Demand”), the Dispute shall be finally settled by binding arbitration before a panel of three (3) arbitrators in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) then in effect, except as modified herein and unless the Parties agree otherwise in writing, provided that disputes regarding capital contributions shall be settled in accordance with the Expedited Procedures of the Commercial Dispute Resolutions Procedures of the AAA.  The Demand must include statements of the facts and circumstances surrounding the Dispute, the legal obligation breached by the other Party, the amount in controversy and the requested relief accompanied by documents supporting the Demand.

Arbitration shall be held in New York, New York.  The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. §§ 1 et seq.

Each Party shall select one (1) arbitrator within ten (10) days of the receipt of the Demand, or if a Party fails to make such selection within ten (10) days from the receipt of the Demand, the AAA shall make such appointment.  The two (2) arbitrators thus appointed shall select the third arbitrator, who shall act as the chairman of the panel.  If the two arbitrators fail to agree on a third arbitrator within fifteen (15) days of the selection of the second arbitrator, the AAA shall make such appointment from its National Roster in accordance with its rules.

The award shall be determined by majority vote.  The award shall be in writing (stating the award and the reasons therefor) and shall be final and binding upon the Parties, and shall be the sole and exclusive remedy between the Parties regarding any Disputes, counterclaims, or accountings presented to the arbitral panel.  The arbitral panel shall be authorized in its discretion to grant pre-award and post-award interest at commercial rates, except to the extent that applicable interest rates are otherwise provided herein.  Judgment upon any award may be entered in any court having jurisdiction.  For purposes of a pre-arbitral injunction, pre-arbitral attachment or other order in aid of arbitration proceedings, the Parties hereby agree to submit to the jurisdiction of the United States federal courts located in, and the local courts of, the borough of Manhattan, New York, State of New York.  Each of the Parties irrevocably waives, to the fullest extent permitted by law, any objection it may now or hereafter have to the jurisdiction of such courts or the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.  Each of the Parties hereby consents to service of process by registered mail or receipted courier at its address set forth herein and agrees that its submission to jurisdiction and its consent to service of process by mail is made for the express benefit of the other Party.

This Letter Agreement, and any other definitive legal agreement governing the transactions contemplated herein, and the rights and obligations of the Parties hereunder and thereunder shall remain in full force and effect pending the award in any arbitration proceeding.

Unless otherwise ordered by the arbitrators, each Party shall bear its own costs and fees, including attorneys’ fees and expenses.  The Parties expressly agree that the arbitrators shall have no power to consider or award any form of damages barred under “Limitation of Damages” below.

The Parties, to the fullest extent permitted by Applicable Law, hereby irrevocably waive and exclude any recourse to the court system other than to enforce the agreement to arbitrate pursuant hereto, for attachment, or other order in aid of arbitration proceedings or to enforce the award of the arbitral panel.

19. Limitation of Damages:

Except for claims brought by third parties, no Party shall under any circumstances be liable for special, consequential, incidental, punitive or exemplary damages, whether by statute, in tort or contract or otherwise.  The limitations imposed herein on the measure of damages shall be without regard to the cause or causes related thereto, including the negligence of any Party.  To the extent any damages required to be paid hereunder are liquidated, the Parties acknowledge that such damages are difficult or impossible to determine, otherwise obtaining an adequate remedy is inconvenient, and the liquidated damages constitute a reasonable approximation of the harm or loss.
20. Costs and Expenses:

Each Party will bear its own costs and expenses (including its counsel's costs and expenses) in connection with the drafting and negotiation of this Letter Agreement, the definitive agreements and all other aspects of the transactions contemplated herein.

21. Termination:

Unless earlier terminated in accordance with the provisions of Section 4 above, this Letter Agreement shall remain in full force and effect until replaced by a limited liability company agreement for CGC (the "CGC LLC Agreement") and an EPC Contract (the "EPC Contract")for the Project.  The Parties shall use their commercially reasonable efforts to finalize and execute the CGC LC Agreement and the EPC Contract on or before December 31, 2010.

22. Area of Interest:

From the date of this Letter Agreement and extending for a period of two (2) years (the "Restriction Period"), neither Party shall directly or indirectly acquire any interest or a right to acquire any interest in geothermal leases, mining claims, other leases or any other real property interest within the Area of Interest (as such term is defined below) covered by this Letter Agreement.

For the purpose of this Letter Agreement, the Area of Interest is defined as the area with the current exterior boundaries of any NGP property within the Crump Geyser Area to which this Letter Agreement relates and the area three (3) miles outside such exterior boundaries.

In the event that a Party, knowingly or unknowingly, violates the terms and conditions of this Section 22 during the Restriction Period, any such interest obtained by the within the Area of Interest shall be deemed to form part of Project under this Letter Agreement, and title to such interest shall be immediately transferred to CGC at cost.

[The next page is the signature page of this Letter Agreement]

IN WITNESS WHEREOF, the Parties have caused this Letter Agreement to be signed by their respective duly authorized officers as of the date indicated:

ormat nevada inc.

By: ______/s/ Yehudit Bronicki_______________
Name: ___Yehudit Bronicki_____________
Title: ______Chief Executive Officer_____
Date: October 29, 2010

NEVADA GEOTHERMAL POWER INC

By: ______________________________________
Name: _______________________________
Title: _________________________________
Date: October __, 2010

IN WITNESS WHEREOF, the Parties have caused this Letter Agreement to be signed by their respective duly authorized officers as of the date indicated:

ormat nevada inc.

By: _____________________________________
Name: _______________________________
Title: ________________________________
Date: October __, 2010

NEVADA GEOTHERMAL POWER INC

By: ____/s/ Brian Fairbank____________
Name: Brian Fairbank, President and CEO

Date: October 29, 2010

Schedule I
to Letter Agreement

DEFINITIONS

"Cash Available for Distribution" means, as of any date, all cash, cash equivalents and liquid investments (excluding capital contributions and any investments in restricted accounts) held by CGC as of such date after taking into account payment of debt service in relation to any debt financing incurred by CGC and any restrictions on distributions imposed by the terms of any such debt financing, and after accounting for all reserves that, in the reasonable judgment of the managing member of CGC, are necessary or appropriate for the operation of CGC or the Project consistently with the power purchase agreement and other applicable project agreements and with prudent geothermal industry practice.  Reasonable reserves shall consist of any combination of the following reserves as reasonably determined by the managing member: (i) necessary for payment of expenses included in the annual (or any interim or special) budget, (ii) necessary to prevent or mitigate an emergency situation, (iii) established with the prior written consent of the Parties, (iv) necessary to allow CGC to meet expenses that are clearly identified and expected with reasonable certainty to become due, but that are not included in the budget, (v) necessary to ensure sufficient spare parts or the payment of operational and maintenance costs for the Project, (vi) necessary for well drillings or well maintenance or (vii) one or more additional reserves not referred to in the preceding clauses of this definition that do not in the aggregate exceed $500,000.

"Closing" means the date upon which the Closing Conditions have been met or waived by the Party entitled to the benefit thereof (in its sole and absolute discretion) but in any event no later than October 31, 2010.

"Closing Conditions" means (i) delivery of a written notice from Ormat to NGP to the effect that Ormat has (x) concluded its due diligence review of the Crump Geyser Area, Crump Geothermal LLC, and the land rights and other items to be included in the NGP Contribution (including title thereto which shall be evidenced by an owner’s title insurance policy), and such other related matters as Ormat shall determine (in its sole and absolute discretion) and such review is satisfactory to Ormat in its sole and absolute discretion; (ii) each Party shall have delivered to the other Party a certificate of its authorized officer regarding (x) compliance with all matters required of such Party hereunder on or prior to Closing; (y) accuracy of information provided, and any representations and warranties made, by such Party as part of the transactions contemplated herein; and (z) corporate power, authority and approval of the transactions contemplated herein; (iii) CGC shall have been established as contemplated herein; (iv) each Party shall have complied with its obligations set forth herein required to be performed on or prior to the Closing Date, and (v) the Ormat Acquisition Payment is made, and the limited liability company interests in CGC have been issued to the Parties (free and clear of any Liens other than as expressly contemplated herein).

"Commercial Operations Date" shall have the meaning set forth for such term in the Project's relevant power purchase agreement.

"Construction Phase" means the period encompassing construction of the Project, commencing with the Management Committee’s decision to proceed with construction and ending upon achievement of “commercial operations” as such term may be defined in the Project’s power purchase agreement.

"Development Phase Permitted Liens" means (i) any Liens imposed by law in favor of the IRS or any state tax authority that are allocable to NGP's 50% ownership interest in CGC; (ii) any Liens imposed by or under any real estate agreement or instrument binding on CGC; (ii) any Liens included as part of the NGP Contribution (that were agreed to by Ormat); and (iii) any other Lien except for Liens in favor of any third party granted, imposed or suffered to exist by Ormat.

"Development Phase" means the period commencing with the Closing and ending upon expenditure by Ormat of $15 million.

"Liens" means any mortgage, lien, pledge, charge, security interest or other encumbrance, including liens for taxes or assessments, builder, mechanic, warehouseman, materialman, contractor, workman, repairman or carrier liens or other similar liens or claims.

"No-Go Decision" means written notification provided by Ormat to NGP that it does not desire to enter into, or continue with, the Project.  A No-Go Decision may be made by Ormat at any time during the Development Phase.

"Operations Phase" means the period commencing on and after the conclusion of the Construction Phase.

"Operator" means, initially, Ormat, and thereafter, any such other person or entity appointed by the Management Committee to replace Ormat in accordance with the terms of this Letter Agreement.

2

Schedule II
to Letter Agreement

LEASE AMENDMENT ISSUES

(2.5)       Landlord Reserved Rights – Landlord reserves rights for mining, O&G development etc and is only required to require a third-party lessee to enter into good faith negotiations with Tenant to agree on non-interference arrangements.  It would be better to be more specific with respect to the non-interference covenants the Parties expect to see in any Non-Disturbance Agreement or surface use agreement with another lessee

(3)          Term – The term is only 10 years, plus Tenant has a right to extend 10 times for 1-year period only.  Each extension may be exercised only at the time of the expiration of the then-current term (no advance extensions), and only if Tenant is conducting exploration, development or production activities on the Property at that time.  This should be change to clarify that the lease can be held by production and including if the lease is part of a unit.

(4.1)       Annual Rent – It is not clear what the annual rent will be for years 11-20 (if extensions are exercised).

(5)          Surface Lease – It is not clear what constitutes “production and/or transmission facilities” for which surface rents must be paid.  Are roads included?  Only  new roads?  Overhead transmission lines?  How much area do they occupy?

(7.1)       Reclamation Security – Tenant is required to provide Landlord with reclamation/restoration security prior to commencing production of Geothermal Resources on the Property, which security is subject to Landlord’s approval prior to Tenant conducting any development activity on the Property.  It would be better to state the objective criteria for any such security.  Also, it should be clear that no duplicative security should be required, so that if Tenant must post a bond or other security to secure a permit or pursuant to applicable law, Tenant should not have to provide Landlord with duplicative security.

(8.1)       Geothermal Practice – This should be limited to a prudent geothermal industry practice standard.

(9)          Pooling/Unitization – Address/eliminate Landlord's written consent for any pooling or unitization arrangement.

(12.1)    Real Estate Taxes – This provision is ambiguous and does not clearly state which party  is responsible for paying the base ad valorum real estate taxes and assessments.  Also, this section should include Tenant’s right to pay the Landlord’s portion of any such taxes and offset such payments against rents due or to receive reimbursement of such amounts from Landlord on demand.

(13.1)    Insurance – At the end of Section 13.1, what is meant by “additional insurance for production well drilling and plant operations for control of fluids”?  Does Tenant have to increase its limits if these activities are conducted on the Property, or simply ensure that these are covered activities and obtain any special endorsements/coverages to do so?

(18)        Title – Landlord does not make any title representation or warranty, and Tenant’s sole remedy if LL does not have good and marketable title to the Property is to terminate the Lease and get Tenant’s payments back.

(26)        Assignment/Encumbrances – Any assignment, sublease, mortgage, encumbrance requires LL’s written consent, not to be unreasonably withheld.  This will be an issue that needs to be addressed for financing purposes.

MISSING PROVISIONS

There are no lender/mortgagee protection provisions and no waiver of consequential damages in the Lease.  Both of these provisions should be added.

2

Schedule III
to Letter Agreement

DRILLING RIG RATES / DEVELOPMENT STAFF RATES

GeoDrill Rig #1

Daywork rate is $15,000/day. This price includes a forklift, per diem, 13 5/8" BOPE equipment, drillpipe, heavy weight drillpipe, and drill collars. This is a 1600 HP rig with a depth rating of 18,000 ft.

GeoDrill Rig #2

Daywork rate is $12,000/day. This price includes a forklift, per diem, 9" BOPE equipment, drillpipe, heavy weight drillpipe, air compressor, and drill collars. This is a truck-mount rig with a depth rating of 4500 ft.

A 10% handling fee will be added to the above rates (for both drilling rigs).

Hourly Rate of Each Party's Staff Engaged in the Development and Construction of the Project:

$75.00

Schedule IV
to Letter Agreement

DISCOUNTED CASH FLOW CALCULATION PARAMETERS

The Discounted Cash Flow calculation will be done by a qualified independent valuator that is acceptable to both Parties, on the basis of and taking into account the following parameters:

1.  Revenues, projected based on the size of the power plant in accordance with the geothermal engineer report and the energy rates (price) of the power purchase agreement, using a 95% availability factor, and 1 degree Farenheit cooling rate or as determined by the independent resource consultant.

Less

2.  All operating expenses, including without limitations, any royalty payments, lease payments, insurance premiums, taxes and G&A costs;

3.  Annual maintenance Capex;

4.  Debt service based on an assumed long-term loan (i) bearing interest at the then current market rate, and (ii) having a debt:equity ratio consistent with then current market conditions for a project financing with a minimum DSCR required for a BB+ rating;

5.  Assumed income taxes at the highest applicable federal and state tax rates (currently 35% at the federal level).

The projected cashflow of the operating period (calculated as per above) will be adjusted (i) for the projected investment remaining to be made in the project to achieve commercial operations, (ii) for an ITC cash grant ( if the project is eligible), and (iii) the amount of the term debt to be drawn on the Commercial Operations Date.

The after tax cash flow as well as the projected investment and the expected ITC cash grant, will all be discounted at a discount rate between 13% and 15% (as determined by the qualified independent valuator, acting reasonably), to the  date of the exercise of the Change of Control Call Option.